

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2026

Dan Teleman
Chief Executive Officer
Nasus Pharma Ltd
P.O. Box 284
Tel Aviv, Israel 6100201

      Re: Nasus Pharma Ltd
           Registration Statement on Form F-1
           Filed March 2, 2026
           File No. 333-293950

Dear Dan Teleman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences